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                                                  Filed by Wells Fargo & Company
                           pursuant to Rule 425 under the Securities Act of 1933

                                          Subject company: Wells Fargo & Company
                                                   Commission file No. 001-02979

On May 22, 2000, Wells Fargo & Company issued the following press release:


                WELLS FARGO & COMPANY/FIRST SECURITY CORPORATION
                                      NEWS


CONTACTS:
Marilyn Taylor                                                     Leslie Nelson
Wells Fargo & Company                                 First Security Corporation
602-378-4441                                                        801-246-5048
wellsfargo.com                                             firstsecuritybank.com



              WELLS FARGO TO CREATE 900-PLUS JOBS IN SALT LAKE CITY

     SALT LAKE CITY, May 22, 2000 - More than 900 jobs will be created by First Security Corporation (Nasdaq:FSCO) Wells Fargo & Company (NYSE:WFC) - 600 of them due to the opening of a new call center for Wells Fargo Internet Services Group. The center will be located at First Security's International Center Campus.

     The announcement was made today by Spencer F. Eccles, First Security Corporation chairman and CEO, and Richard M. Kovacevich, Wells Fargo & Company president and CEO.

     First Security's International Center Campus, on Amelia Earhart Drive, has three buildings with more than half a million square feet. Wells Fargo plans to locate the new call center in the former ATT Call Center building, now the First Security International Center Building. Due to merger transition planning, First Security has not fully occupied this building since its acquisition from ATT in late 1998.

     The online call center will provide customer service, new accounts services, and technical support to Wells Fargo Online customers, as well as trading for Wells Fargo's Online Brokerage customers. The center will occupy the entire third floor of the building, with space to expand on the ground floor.

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     There will be job opportunities at all levels, ranging from entry-level associate training programs to highly trained securities-licensed positions.

     Wells Fargo's Internet Services Group has call centers in Westlake, Texas; Concord, Calif.; and Minneapolis. Online call center staff for Online Brokerage and Online Banking have doubled in the past year.

     Wells Fargo Services Company (WFSC), the technical and operations arm of the corporation, expects to create another 350 jobs at the First Security International Center Campus. Positions will be in areas including computer operations, desktop technology, telecommunications, back-office operations and project management. Details are being finalized about when WFSC jobs will be available.

     The Wells Fargo/First Security agreement is expected to close in the second half of this year, yet plans to build out the new space and hire and train new team members already are underway, Eccles and Kovacevich said.

     "This is tremendous news for our community and our state, and it demonstrates Wells Fargo's growth potential and commitment to its communities," Eccles said. "Wells Fargo has a long-standing reputation as an organization that always acts in the best interest of its employees, customers, communities and shareholders, and this is a fine example of Wells Fargo's strong commitment to Utah."

     "We intend to continue the First Security tradition of service to the community, and active commitment to the well-being and prosperity of the people of Salt Lake City and Utah," Kovacevich said. "We'll move quickly on the plans for these new centers so that we can begin operations and open up jobs as soon as possible."

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     Wells Fargo was the first major financial services company in the U. S. to launch Internet banking services (www.wellsfargo.com). Since that 1995 launch, Wells Fargo has blazed the trail for interactive tools and features for customers. Wells Fargo launched online services in 1989 and has introduced a wide range of easy-to-use online customer services. With more than 1.8 million Internet banking customers and 100,000 new customers joining Internet banking each month, Wells Fargo recently was named by Gomez Advisors and Nielsen/Net Ratings as the top Internet bank in terms of market share - 14.4 percent - and total monthly visitor counts.

     When the merger is completed, the combined company will be the largest banking franchise in deposits in Utah, Nevada, New Mexico and Idaho, which comprise the nation's fastest growing regional economy.

     First Security has banking operations in seven states: Utah (138 locations), Idaho (87), New Mexico (45), Nevada (23), California (15), Oregon
(14), and Wyoming (8).

     Wells Fargo has banking operations in 22 states: Arizona (312 banking stores), California (1,006), Colorado (116), Idaho (17), Illinois (8), Indiana
(43), Iowa (43), Michigan (34), Minnesota (163), Montana (41), Nebraska (30), Nevada (116), New Mexico (93), North Dakota (26), Ohio (1), Oregon (126), South Dakota (51), Texas (430), Utah (24), Washington (136), Wisconsin (60), and Wyoming (9). By the end of this quarter, Wells Fargo is scheduled to enter its 23rd banking state with the acquisition of National Bancorp of Alaska, which has $3 billion in assets and 54 banking locations.

     Wells Fargo is a $222 billion diversified financial services company providing banking, insurance, investments, mortgage and consumer finance from more than 5,300

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financial services stores and the Internet (wellsfargo.com) across North America and elsewhere internationally.

     With $23 billion in assets, First Security Corporation (www.firstsecuritybank.com) is the second largest independent bank holding company headquartered in the West. First Security operates about 400 banking, insurance and investment offices. The corporation also operates nearly 150 mortgage and construction lending and equipment finance offices in 26 states through subsidiaries First Security Bank, CrossLand Mortgage and First Security Leasing Company.

     THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, INCLUDING DESCRIPTIONS OF WELLS FARGO'S PLANS FOR TWO NEW CALL CENTERS AND CERTAIN OTHER OPERATIONS FACILITIES AND THE NUMBER OF JOBS EXPECTED TO BE CREATED IN CONNECTION WITH THE CALL CENTERS AND OTHER FACILITIES. FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE FACT THAT THEY DO NOT RELATE STRICTLY TO HISTORICAL OR CURRENT FACTS. THEY OFTEN INCLUDE THE WORDS "BELIEVES," "EXPECTS," "ANTICIPATES," "INTENDS," "ESTIMATES," OR SIMILAR EXPRESSIONS, OR CONDITIONAL VERBS SUCH AS "WILL," "WOULD," "SHOULD," "COULD" OR "MAY."

FORWARD-LOOKING STATEMENTS GIVE WELLS FARGO'S EXPECTATIONS OR PREDICTIONS OF FUTURE CONDITIONS, EVENTS OR RESULTS. THEY ARE NOT GUARANTEES OF FUTURE CONDITIONS, EVENTS OR RESULTS. THERE ARE A NUMBER OF FACTORS--MANY OF WHICH ARE BEYOND WELLS FARGO'S CONTROL--THAT COULD CAUSE ACTUAL CONDITIONS, EVENTS OR RESULTS TO DIFFER SIGNIFICANTLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. WELLS FARGO'S REPORTS FILED WITH THE SEC, INCLUDING WELLS FARGO'S FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000 AND FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, DESCRIBE SOME OF THESE FACTORS. FACTORS RELATING TO THE PENDING MERGER TRANSACTION INVOLVING WELLS FARGO AND FIRST SECURITY INCLUDE THE
FOLLOWING: (a) THE EXPECTED COST SAVINGS FROM THE MERGER ARE NOT FULLY REALIZED OR ARE NOT REALIZED WITHIN THE EXPECTED TIME FRAME; (b) REVENUES FOLLOWING THE MERGER ARE LOWER THAN EXPECTED; AND (c) COSTS OR DIFFICULTIES, INCLUDING DIVESTITURES,

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RELATED TO THE INTEGRATION OF WELLS FARGO AND FIRST SECURITY ARE GREATER THAN
EXPECTED.

                                      * * *

IN CONNECTION WITH THE PROPOSED WELLS FARGO/FIRST SECURITY MERGER, WELLS FARGO WILL FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC. STOCKHOLDERS OF FIRST SECURITY ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT-PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. AFTER THE REGISTRATION STATEMENT IS FILED WITH THE SEC, IT WILL BE AVAILABLE FOR FREE, BOTH ON THE SEC'S WEB SITE (www.sec.gov) AND FROM WELLS FARGO'S AND FIRST SECURITY'S RESPECTIVE CORPORATE SECRETARIES. IN ADDITION, THE IDENTITY OF THE PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF FIRST SECURITY'S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED MERGER, AND A DESCRIPTION OF THEIR INTERESTS, IS AVAILABLE IN SEC FILINGS UNDER RULE 425 MADE BY WELLS FARGO ON APRIL 10, 2000 AND APRIL 12, 2000.